As filed with the Securities and Exchange Commission on March 30, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CLECO POWER LLC
(Exact name of registrant as specified in its charter)

Louisiana	72-0244480
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
2030 Donahue Ferry Road Pineville, Louisiana 71360-5226 (318) 484-7400 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	R. O’Neal Chadwick, Jr.
Senior Vice President and General Counsel
2030 Donahue Ferry Road
Pineville, Louisiana 71360-5226
(318) 484-7400
(Name, address, including zip code, and telephone
number, including area code, of agent for service)

Copy to:
Timothy S. Taylor
Baker Botts L.L.P.
910 Louisiana
One Shell Plaza
Houston, Texas 77002-4995
(713) 229-1234

    Approximate date of commencement of proposed sale to public: From time to time after the effective date of this registration statement.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.   ☐
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.   ☑
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐
    If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box:   ☐
    If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.   ☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to be	offering	aggregate offering	Amount of
securities to be registered	registered	price per unit	price(1)	registration fee

Debt Securities	$600,000,000	100%	$600,000,000	$64,200

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act and exclusive of accrued interest, if any. The aggregate initial offering price of all debt securities issued from time to time pursuant to this registration statement shall not exceed $600,000,000 or the equivalent thereof in foreign currencies, foreign currency units or composite currencies. Such amount represents the principal amount of any debt securities issued at their stated principal amount and the issue price rather than the principal amount of any debt securities issued at an original issue discount. The aggregate principal amount of the debt securities may be increased if any debt securities are issued at an original issue discount by an amount such that the offering price to be received by the registrant shall be equal to the above amount to be registered. Any offering of debt securities denominated other than in U.S. dollars will be treated as the equivalent of U.S. dollars based on the exchange rate applicable to the purchase of such securities at the time of the initial offering.

    The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated March 30, 2006.
PROSPECTUS
Cleco Power LLC
2030 Donahue Ferry Road
Pineville, Louisiana 71360-5226
(318) 484-7400
$600,000,000
Debt Securities

        We may offer and sell up to $600,000,000 of our debt securities in one or more series by using this prospectus. We will establish the terms for our debt securities at the time we sell them and we will describe them in one or more supplements to this prospectus. You should read this prospectus and the related supplement carefully before you invest in our debt securities. This prospectus may not be used to offer and sell our debt securities unless accompanied by a prospectus supplement.

      Investing in our debt securities involves risks. See “Risk Factors” beginning on page 6.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2006.

About This Prospectus
      This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission, using a “shelf” registration process. By using this process, we may offer up to $600 million of our debt securities in one or more offerings. This prospectus provides you with a description of the debt securities we may offer. Each time we offer debt securities, we will provide a supplement to this prospectus. The prospectus supplement will describe the specific terms of the offering. The prospectus supplement may also add, update or change the information contained in this prospectus. Please carefully read this prospectus, the applicable prospectus supplement and the information contained in the documents we refer to in the “Where You Can Find More Information” section of this prospectus.
      You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized anyone else to provide you with any additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell debt securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is current only as of the date of this prospectus, and any information incorporated by reference is current only as of the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since those dates.

Cautionary Statement Regarding Forward-Looking Statements
      This prospectus, including the information we incorporate by reference, contains statements that are forward-looking statements. All statements other than statements of historical fact included or incorporated by reference in this prospectus are forward-looking statements, including, without limitation, statements regarding the construction, timing and expense of our proposed 600 megawatt solid fuel power plant, future capital expenditures and future environmental regulations. Generally, you can identify our forward-looking statements by the words “anticipate,” “estimate,” “expect,” “objective,” “projection,” “forecast,” “goal” or other similar words.
      We have based our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that assumptions, beliefs, expectations, intentions and projections about future events may and often do vary materially from actual results. Therefore, we cannot assure you that actual results will not differ materially from those expressed or implied by our forward-looking statements.
      In addition to any assumptions and other factors referred to specifically in connection with our forward-looking statements, the following list identifies some of the factors that could cause actual results to differ materially from those expressed or implied by our forward-looking statements:

•	Factors affecting utility operations, such as unusual weather conditions or other natural phenomena; catastrophic weather-related damage (such as hurricanes and tropical storms); unscheduled generation outages; unusual maintenance or repairs; unanticipated changes to fuel costs, cost of and reliance on natural gas as a component of our generation fuel mix and their impact on competition and franchises, fuel supply costs or availability constraints due to higher demand, shortages, transportation problems or other developments; environmental incidents; or power transmission system constraints;

•	Our ability to construct, operate, and maintain, within our projected costs (including financing), a proposed 600 megawatt solid-fuel power plant in addition to any other self-build projects identified in future integrated resource planning and request for proposal processes;

•	Our dependence on energy from sources other than our facilities and the uncertainty of future long-term sources of such additional energy;

•	Nonperformance by and creditworthiness of counterparties under power purchase and energy service agreements, or the restructuring of those agreements, including possible termination;

•	Regulatory factors such as changes in rate-setting policies, recovery of investments made under traditional regulation, the frequency and timing of rate increases or decreases, the results of periodic fuel audits, the results of requests for proposals and our integrated resource planning process, the timely recovery of storm restoration costs, and the formation of regional transmission organizations and independent coordinators of transmissions;

•	Financial or regulatory accounting principles or policies imposed by the Financial Accounting Standards Board, the Securities and Exchange Commission, the Public Company Accounting Oversight Board, the Federal Energy Regulatory Commission, the Louisiana Public Service Commission or similar entities with regulatory or accounting oversight;

•	Economic conditions, including the ability of customers to continue paying for high energy costs, related growth and/or down-sizing of businesses in our service area, inflation rates and monetary fluctuations;

•	Our credit ratings;

•	Changing market conditions and a variety of other factors associated with physical energy, financial transactions and energy service activities, including, but not limited to, price, basis, credit, liquidity, volatility, capacity, transmission, interest rates and warranty risks;

•	Acts of terrorism;

•	Availability or cost of capital resulting from changes in our business or financial condition, interest rates, and securities ratings or market perceptions of the electric utility industry and energy-related industries;

•	Employee work force factors, including work stoppages and changes in key executives;

•	Legal, environmental and regulatory delays and other obstacles associated with mergers, acquisitions or capital projects;

•	Costs and other effects of legal and administrative proceedings, settlements, investigations, claims and other matters;

•	Changes in federal, state or local legislative requirements, such as the adoption of the Energy Policy Act of 2005, and changes in tax laws or rates, regulating policies or environmental laws and regulations; and

•	Other factors we discuss in this prospectus, any accompanying prospectus supplement and our other filings with the Securities and Exchange Commission.
      We undertake no obligation to update or revise any forward-looking statements, whether as a result of changes in actual results, changes in assumptions or other factors affecting such statements.

The Company
      We are a Louisiana limited liability company and a wholly owned subsidiary of Cleco Corporation, a regional energy services holding company. We are an electric utility engaged principally in the generation, transmission, distribution and sale of electricity within Louisiana. We are regulated by the Louisiana Public Service Commission and the Federal Energy Regulatory Commission, among other regulators, which determine the rates we can charge our customers. We serve approximately 267,000 customers in 104 communities in central and southeastern Louisiana. Cleco Corporation, subject to certain limited exceptions, was exempt from regulation as a public utility holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935, and expects to be exempt from certain provisions of the Public Utility Holding Company Act of 2005, which became effective February 8, 2006. Our principal executive offices are located at 2030 Donahue Ferry Road, Pineville, Louisiana 71360-5226, and our phone number at this address is (318) 484-7400.
      Our parent company’s homepage on the Internet is located at http://www.cleco.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the Securities and Exchange Commission are available, free of charge, through this website, after those reports or filings are electronically filed with or furnished to the Securities and Exchange Commission. Information on this website or any other website is not incorporated by reference into this prospectus or any accompanying prospectus supplement and does not constitute a part of this prospectus or any accompanying prospectus supplement. For additional information regarding reports and other information we file with or furnish to the Securities and Exchange Commission and obtaining other information about us, please read “Where You Can Find More Information” on page 20 of this prospectus.
Ratio of Earnings to Fixed Charges

	Year Ended December 31,

	2005	2004	2003	2002	2001

Ratio of Earnings to Fixed Charges(1)	4.36x	3.67x	3.89x	4.04x	4.17x

(1)	The ratios were calculated pursuant to applicable rules of the Securities and Exchange Commission.

Selected Financial Data
      The following table presents our selected financial data. The data set forth below should be read together with our historical financial statements, the notes to those statements and other financial information we have incorporated by reference into this prospectus. The data set forth below is derived from our audited financial statements.

	Year Ended December 31,

	2005	2004(1)	2003(1)	2002(1)	2001(1)

	(In thousands)
Summary of Operations:
Operating revenues	$913,973	$729,309	$707,288	$595,489	$628,733
Operating expenses	$795,921	$625,178	$592,675	$477,860	$518,596
Operating income	$118,052	$104,131	$114,613	$117,629	$110,137
Net income	$59,081	$52,202	$57,008	$59,574	$59,138

	Year Ended December 31,

	2005	2004(1)	2003(1)	2002(1)	2001(1)

	(In thousands)
Balance Sheet Data:
Total assets	$1,765,934	$1,425,388	$1,378,916	$1,338,445	$1,185,223
Long-term debt, net	$509,643	$350,552	$410,576	$335,517	$310,458

(1)	Certain reclassifications have been made to conform the 2001, 2002, 2003 and 2004 financial statements to the presentation used in our 2005 financial statements. These reclassifications had no effect on net income or total member’s equity.
Use of Proceeds
      Unless we inform you otherwise in the prospectus supplement, we anticipate using net proceeds from the sale of debt securities offered by this prospectus for general corporate purposes. The purposes may include, but are not limited to:

•	capital expenditures,

•	equity investments in existing and future projects,

•	working capital,

•	acquisitions,

•	the payment of distributions to Cleco Corporation, and

•	the repayment or refinancing of our indebtedness, including intercompany indebtedness.

Risk Factors
      Investing in our debt securities involves risk. You should carefully consider all of the information included or incorporated by reference in this prospectus and any accompanying prospectus supplement before deciding whether to make an investment in our debt securities. In particular, you should carefully consider the risks described below and in our annual report, quarterly reports and current reports incorporated by reference in this prospectus as well as the factors listed under “Cautionary Statement Regarding Forward-Looking Statements.” There may be additional risks that are not currently known to us or that we do not currently consider material. These risks and uncertainties could have an adverse effect on our business, including, depending on the circumstances, our results of operations and financial condition, or could adversely affect the value of our debt securities.
We are exposed to certain risks related to the design, construction and operation of our proposed 600 megawatt solid-fuel power plant at our Rodemacher facility, which we refer to as Rodemacher Unit 3. This project has technology risk, fuel supply risk and general contractor and certain material subcontractor performance risk, each of which could have a material adverse impact on our financial condition, results of operations and cash flows.
      Rodemacher Unit 3 is designed to utilize circulating fluidized-bed generating technology and will be 10% larger than any other unit utilizing that technology in operation today. We engaged Shaw Constructors, Inc. under an engineering, procurement and construction contract. Shaw Constructors, Inc. is liable for liquidated damages due to their non-performance in the contract; however, our ability to collect these damages for breach is contingent on the demonstration of such damages and on Shaw Constructors, Inc.’s financial abilities. Failure by Shaw Constructors, Inc. to perform its obligations under the contract could have a material adverse impact on the plant’s efficiency, in-service date, and final cost. The contract does not protect us against potential force majeure events or design/specification oversight which may result in increased and potentially unrecoverable costs to us. Although we currently deliver coal via rail to the Rodemacher facility, plans are for Rodemacher Unit 3 to primarily use petroleum coke, which can be most economically delivered via barges on the Mississippi and Red Rivers, requiring a conveyor system which has to cross a major interstate highway. We do not have experience transporting fuel by barge.
The Louisiana Public Service Commission may reduce the amount recoverable by us in respect of storm restoration costs.
      The Louisiana Public Service Commission has approved interim revenue relief associated with the recovery of storm restoration costs from Hurricanes Katrina and Rita. The interim rate increase becomes effective upon the beginning of physical construction for Rodemacher Unit 3 (Phase I) and remains in effect until the Louisiana Public Service Commission completes a review to verify and approve the total amount of storm restoration costs to be recovered (Phase II). The Louisiana Public Service Commission’s decision to grant revenue relief to us for storm restoration costs becomes final and non-appealable 45 days after the issuance of the executed order from the Louisiana Public Service Commission. Based upon the results of the Phase II review of storm restoration costs, expected to be completed in late 2006, the Louisiana Public Service Commission could decrease the amount we could recover. In addition, someone could request a rehearing of or appeal the interim relief or the final relief approved by the Louisiana Public Service Commission. A change made in Phase II by the Louisiana Public Service Commission resulting in a delay in receipt of or timing of any revenue relief associated with the recovery of the storm restoration costs from Hurricanes Katrina and Rita or any request for rehearing or appeal of any revenue relief could have a material adverse impact on our results of operations, financial condition, and cash flows compared to the recovery amounts authorized by the Louisiana Public Service Commission in Phase I.

If we are unable to extend the current rate stabilization plan or if the Louisiana Public Service Commission makes modifications to our retail rates subsequent to September 2006, our earnings could be reduced.
      Our retail rates for residential, commercial, and industrial customers and other retail sales are regulated by the Louisiana Public Service Commission. On February 22, 2006, the Louisiana Public Service Commission required that effective immediately, any of our earnings above the current 12.25% allowed return on equity be credited against outstanding Hurricanes Katrina and Rita storm restoration costs, rather than being shared 50/50 between shareholders of our parent company, Cleco Corporation, and customers. Previously, we were allowed to realize a regulatory return on equity of up to 12.625% through September 30, 2006, with returns above that level being refunded to customers in the form of billing credits. On December 19, 2005, we filed an application with the Louisiana Public Service Commission to extend the current rate stabilization plan through the expected fourth quarter of 2009 in-service date of the proposed Rodemacher Unit 3 power plant. Preliminary testimony filed by the Louisiana Public Service Commission’s independent consultant recommended that the Louisiana Public Service Commission modify the current rate stabilization plan beginning on October 1, 2006, decreasing the allowed return on equity that can be realized by us to 11.65%. This assumes a return on equity of 11.25%, with any earnings between 11.25% and 12.25% shared between shareholders of our parent company and customers in a 40/60 ratio, respectively, and all earnings over 12.25% returned to customers. There is no assurance that the Louisiana Public Service Commission will approve this recommendation and grant us this extension. Upon expiration of the current rate stabilization plan, the Louisiana Public Service Commission could choose to approve a lower rate of return for us, which would reduce our base revenue and profitability and could have a material adverse impact on our results of operations, financial condition, and cash flows.

The Louisiana Public Service Commission conducts fuel audits that could result in us making substantial refunds of previously recorded revenue.
      Generally, fuel and purchased power expenses are recovered through the Louisiana Public Service Commission-established fuel adjustment clause, which enables us to pass on to our customers substantially all such charges. Recovery of fuel adjustment clause costs is subject to refund until monthly approval is received from the Louisiana Public Service Commission; however, all amounts are subject to a periodic fuel audit by the Louisiana Public Service Commission. The most recent audit by the Louisiana Public Service Commission covered 2001 and 2002 and resulted in a refund of $16.0 million to our retail customers. This refund was credited against customer bills in the first quarter of 2005. We could be required to make a substantial refund of previously recorded revenue as a result of any future Louisiana Public Service Commission fuel audit. Furthermore, our cash flows can be impacted by differences between the time period when gas is purchased and the ultimate recovery from customers.

A successful request for rehearing or appeal of our Certificate of Public Convenience and Public Necessity could have a material adverse impact on our financial condition and cash flows.
      On February 22, 2006, the Louisiana Public Service Commission approved our Certificate of Public Convenience and Public Necessity to construct, own, and operate Rodemacher Unit 3. The Louisiana Public Service Commission’s decision to grant our Certificate of Public Convenience and Public Necessity request will become final and non-appealable 45 days after the issuance of the executed order from the Louisiana Public Service Commission. Without adequate ratemaking treatment and assurances of recovery for Rodemacher Unit 3 from the Louisiana Public Service Commission, management believes it would be difficult for us to construct the plant while maintaining our credit rating.

Nonperformance of our power purchase agreements and transmission constraints could have a material adverse impact on our results of operations, financial condition, and cash flows.
      We do not supply all of our customers’ power requirements from the generation facilities we own and must purchase additional energy and capacity from the wholesale power market. During 2005, we met approximately 49% of our energy needs with purchased power. Two power purchase agreements with Williams Power Company, Inc. and Calpine Energy Services, L.P. provided approximately 29.6% of our capacity needs in 2005. In January 2006, we began a new four-year, 500 megawatt contract with Williams Power Company, Inc. and a new one-year, 200 megawatt contract with Calpine Energy Services, L.P. We also began new contracts with a third provider for 200 megawatts of power from June 2006 through October 2006 as well as 160 megawatts in April and May of 2006. In March 2006, the U.S. Bankruptcy Court for the Southern District of New York approved the mutual termination of the agreement with Calpine Energy Services, L.P. in connection with the bankruptcy proceedings of its parent company. If our providers of additional energy or capacity do not perform under their respective contracts, we would have to replace these supply sources with alternate market options, which may not be on as favorable terms and conditions and could increase the ultimate cost of power to our customers. Because of our location on the transmission grid, we rely on two main suppliers of electric transmission when accessing external power markets. At times, constraints limit the amount of purchased power these transmission providers can deliver into our service territory. Our capacity and/or power purchase contracts, as well as spot market power purchases, may be affected by these transmission constraints. If the amount of purchased power actually delivered into us were less than the amount of power contracted for delivery, we may rely on our own generation facilities to meet customer demand. Our incremental generation cost, at that time, may be higher than the cost to purchase power from the wholesale power market, therefore increasing our customers’ ultimate cost. In addition, the Louisiana Public Service Commission may not allow us to recover our incremental generation cost. These unrecovered costs could be substantial.

A downgrade in our credit rating could result in an increase in our borrowing costs and a reduced pool of potential investors and funding sources.
      While our senior unsecured debt ratings are “investment grade,” in recent years such ratings have been downgraded or put on negative watch by Standard & Poor’s and Moody’s. We cannot assure that our debt ratings will remain in effect for any given period of time or that one or more of our debt ratings will not be lowered or withdrawn entirely by a rating agency. Credit ratings are not recommendations to buy, sell, or hold securities. Each rating should be evaluated independently of any other rating. If Moody’s or Standard & Poor’s was to downgrade our long-term rating, particularly below investment grade, the value of any of our debt securities would likely be adversely affected, and our borrowing cost would increase. In addition, we would likely be required to pay higher interest rates in future debt financings, and our pool of potential investors and funding sources could decrease.

Our costs of compliance with environmental laws, regulations and permits are significant, and the costs of compliance with new environmental laws, regulations and permits could be significant and reduce our profitability.
      We are subject to extensive environmental regulation by federal, state and local authorities and are required to comply with numerous environmental laws and regulations. We are also required to obtain and to comply with numerous governmental permits in operating our facilities. Existing environmental laws, regulations and permits could be revised or reinterpreted, new laws and regulations could be adopted or become applicable to us, and future changes in environmental laws and regulations could occur. We may incur significant additional costs to comply with these revisions, reinterpretations and requirements. If we fail to comply with these revisions, reinterpretations and requirements, we could be subject to civil or criminal liabilities and fines.

Our future electricity sales could be adversely impacted by high energy prices and other economic factors affecting our customers.
      Within the past several years, our customers have experienced a substantial increase in their utility bills, largely as a result of substantial increases in the cost of natural gas. These increases may also cause our customers to more aggressively pursue energy conservation efforts or could result in increased bad debt expense due to the nonpayment of bills. In addition, the high cost of energy, in general, has become problematic in many industries and has increased interest by industrial customers in on-site generation of their own power. Recently, four of our largest customers who manufacture paper products have experienced a downturn in their markets, and decreased crop yields from hurricane damage in 2005 have resulted in economic difficulties for customers in the agricultural industry. The four paper products manufacturer customers generated base revenues of approximately $21.0 million for 2005. Developments in conservation efforts or on-site generation could have a further negative impact on our long-term electricity sales and base revenue.

Our generation facilities are subject to unplanned outages and significant maintenance requirements.
      The operation of power generation facilities involves many risks, including the risk of breakdown or failure of equipment, fuel interruption and performance below expected levels of output or efficiency. Some of our facilities were originally constructed many years ago. Older equipment, even if maintained in accordance with good engineering practices, may require significant expenditures to operate at peak efficiency or availability. If we fail to make adequate expenditures for equipment maintenance, we risk incurring more frequent unplanned outages, higher than anticipated operating and maintenance expenditures, increased fuel or power purchase costs and potentially the loss of revenues related to competitive opportunities.

The Federal Energy Regulatory Commission regulates our transmission service and other wholesale rates. If the Federal Energy Regulatory Commission were to substantially change our rates for these services, our results of operations and cash flows could be adversely affected.
      On September 16, 2005, the Federal Energy Regulatory Commission issued a Notice of Inquiry inviting comments on reforming Federal Energy Regulatory Commission’s pro forma open access transmission tariff to ensure the provision of transmission service is reasonable and not unduly discriminatory or preferential. The Federal Energy Regulatory Commission is seeking responses to a series of specific questions which could be incorporated into the revised open access transmission tariff. The Federal Energy Regulatory Commission’s potential changes to the open access transmission tariff could have a material effect on the revenue and methodology of implementing transmission service offered to our retail and wholesale transmission and energy customers. The magnitude of the impact on revenue will not be known until the Federal Energy Regulatory Commission issues a final order, which is expected in 2006.

Description of the Debt Securities
      We may from time to time offer debt securities consisting of our unsecured debentures, notes or other evidences of indebtedness in one or more series at an aggregate initial offering price not to exceed $600 million pursuant to this prospectus. We refer to these debentures, notes or other evidences of indebtedness as the “debt securities.” The following description highlights the general terms and provisions of the debt securities. When we offer debt securities in the future, the prospectus supplement will explain the particular terms of those securities and the extent to which these general provisions may apply.
      The debt securities will be issued under an indenture, dated as of October 1, 1988, between us (as successor to Cleco Utility Group, Inc.) and Bankers Trust Company, as supplemented and amended. The Bank of New York Trust Company, N.A. is the current trustee under the indenture. Copies of the indenture and the Agreement of Resignation, Appointment and Acceptance under which The Bank of New York succeeded Bankers Trust Company as trustee under the indenture are included among the exhibits to the registration statement of which this prospectus is a part.
      We have summarized selected provisions of the indenture below. You should read the indenture filed as an exhibit to the registration statement of which this prospectus is a part for any provisions that may be important to you. In the summary below, we have included references to section numbers of the indenture so that you can easily locate these provisions. In describing the provisions of the indenture, we use the term “corporation” as it is defined in the indenture. The indenture defines “corporation” to include corporations, associations, companies, including limited liability companies, and business trusts.
General
      The indenture does not limit the principal amount of unsecured debentures, notes or other obligations that we may issue under it from time to time in one or more series. The term “indenture securities,” as used in this prospectus, refers to all of these obligations issued and issuable under the indenture from time to time and includes the debt securities. We may issue additional indenture securities, in addition to the debt securities, in the future under the indenture. At December 31, 2005, we had $489.8 million principal amount of indenture securities issued and outstanding under the indenture.
      A prospectus supplement relating to any series of debt securities being offered by this prospectus will include specific terms relating to the offering. These terms will include some or all of the following:

•	the title and series of the debt securities;

•	the total principal amount of the debt securities;

•	any limit on the aggregate principal amount of a series of debt securities;

•	the date on which the principal of the debt securities is payable;

•	the interest rate that the debt securities will bear, if any, including any method or formula to determine such rate, and the interest payment dates for the debt securities;

•	the place where the principal, premium, if any, and/or interest, if any, on the debt securities will be payable;

•	any optional redemption periods and the terms of that option;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	the manner in which payments of principal, premium, if any, and/or interest, if any, on the debt securities will be determined, if these amounts will be based on an index, formula or other method;

•	whether we will sell the debt securities, including original issue discount debt securities, at a substantial discount below their stated principal amount;

•	the currency in which payment of principal, premium, if any, and interest, if any, on the debt securities will be payable, if other than U.S. currency; and

•	any other terms of the debt securities. (Section 301)
      We may sell the debt securities, including original issue discount securities, at a substantial discount below their stated principal amount. If there are any special United States federal income tax considerations applicable to debt securities we sell at an original discount, we will describe them in the prospectus supplement. In addition, we will describe in the prospectus supplement any special United States federal income tax considerations and any other special considerations for any debt securities we sell which are denominated in a currency or currency unit other than U.S. dollars.
Ranking; Limitations on Mortgages and Liens
      The debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness. As of December 31, 2005, we had an aggregate of $551.1 million of unsecured and unsubordinated indebtedness that would rank equal with the debt securities. As of December 31, 2005, we had no outstanding first mortgage bonds issued under and secured by an Indenture of Mortgage, dated as of July 1, 1950, between us and Bank One, Louisiana, N.A., formerly The National Bank of Commerce in New Orleans, as trustee. In this prospectus, we sometimes refer to this Indenture of Mortgage as the “mortgage indenture.” We may issue first mortgage bonds in the future under the mortgage indenture, and holders of the first mortgage bonds issued under the mortgage indenture would have a prior claim on certain of our material assets upon our dissolution, winding up, liquidation or reorganization.
      So long as any indenture securities remain outstanding, the indenture prohibits us from creating or permitting any mortgage, lien or similar encumbrance, which we call a “mortgage,” on any of our properties, unless we secure the indenture securities equally and ratably with the mortgage being created or permitted. This prohibition does not apply to:

•	mortgages to secure first mortgage bonds issued under the mortgage indenture;

•	“permitted liens” as defined in the Twenty-Fifth Supplemental Indenture to the mortgage indenture;

•	the following mortgages, provided that the mortgages do not apply to property previously owned by us or one of our subsidiaries, other than unimproved real property on which the construction or improvement is located:

•	mortgages to secure or provide for the payment of all or any part of the purchase price or cost of property acquired, constructed or improved by us or one of our subsidiaries after the date of the indenture that are created or assumed

—	within 120 days after the acquisition or completion of construction or improvement, or

—	within six months of the 120-day period, if pursuant to a firm commitment for financing arranged with a lender or investor within such 120-day period, or

•	mortgages on any property existing at the time the property is acquired;

•	existing mortgages of a corporation merged with or into us or one of our subsidiaries;

•	mortgages of any corporation existing at the time it becomes one of our subsidiaries;

•	mortgages securing debt owed by one of our subsidiaries to us or to another one of our subsidiaries;

•	mortgages in favor of governmental bodies to secure advances or other payments under any contract or statute or to secure indebtedness incurred to finance the purchase price or cost of constructing or improving the property subject to these mortgages, including mortgages to secure pollution control or industrial revenue bonds;

•	mortgages to secure loans to us or one of our subsidiaries maturing within 12 months and made in the ordinary course of business;

•	mortgages on any property, including any natural gas, oil or other mineral property, to secure all or part of the cost of exploration, drilling or development of the property or to secure debt incurred to provide funds for any of these costs;

•	mortgages existing on the date of the indenture;

•	certain mortgages typically incurred in the ordinary course of business, including mortgages resulting from legal proceedings contested in good faith;

•	mortgages for extending, renewing or replacing indebtedness secured by any of the mortgages described in the bullet point items above, so long as

•	the principal amount of the indebtedness secured by these mortgages is not more than the principal amount of indebtedness secured at the time of the extension, renewal or replacement plus any premiums incurred in retiring the indebtedness, and

•	the mortgage for the extension, renewal or replacement is limited to the original property or indebtedness (plus improvements on such property);

•	mortgages on any property of our subsidiaries, unless the property of the subsidiary is being used to secure any of our indebtedness; or

•	the issuance, assumption or guarantee by us or one of our subsidiaries of indebtedness secured by a mortgage up to an amount that, together with all other of our secured indebtedness that does not fall under one of the above exceptions, is less than 5% of our “consolidated net tangible assets,” which consists of:

•	the total amount of assets appearing on our balance sheet or consolidated balance sheet, minus certain amounts for depreciation, intangible assets and other items. (Section 1009)
Modification of the Indenture
      We and the trustee may modify the indenture without the consent of holders of indenture securities to do certain things, such as to establish the form and terms of a series of indenture securities or to add to our covenants under the indenture for the benefit of holders. (Section 901) Additionally, with certain exceptions, we and the trustee may modify the indenture or the rights of the holders of indenture securities if we obtain the consent of the holders of at least 50% in principal amount of all outstanding indenture securities affected by the modification. However, modifications of provisions of the indenture involving the following items will not be effective against any holder without the holder’s consent:

•	the principal, premium or interest payment terms of any indenture security;

•	waivers of past defaults or certain requirements for quorum and voting; and

•	with certain exceptions, percentage requirements for modification or waiver of provisions of the indenture. (Section 902)
Events of Default
      With respect to indenture securities of a particular series, the following are events of default under the indenture:

•	failure for three “business days” (as defined in the indenture) after payment is due to pay principal and/or premium, if any, on any indenture security of the particular series;

•	failure for 30 days after payment is due to pay interest on any indenture security of the particular series;

•	failure for three business days after payment is due to make any sinking fund installment required by the terms of the particular series;

•	with certain exceptions, violation of any covenant or warranty made by us in the indenture that persists for at least 60 days after we have been notified of the violation in the manner provided in the indenture by the trustee or by the holders of 10% of the particular series;

•	default under other mortgages or instruments or under other series of indenture securities resulting in acceleration of indebtedness of over $5 million, unless the default is rescinded or discharged within 90 days after we are given notice in the manner provided in the indenture regarding the default from the trustee or from the holders of 25% of the particular series;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default provided with respect to the particular series. (Section 501)
      An event of default for a particular series of indenture securities does not necessarily constitute an event of default for any other series of indenture securities issued under the indenture.
      If an event of default occurs and continues, either the trustee or the holders of at least 25% of the series may declare those indenture securities due and payable. Holders of a majority of a series of indenture securities may waive past defaults for that series under certain circumstances. (Section 502) We must furnish annually to the trustee a statement regarding performance by us of certain of our obligations under the indenture and any related defaults. (Section 1005)
Satisfaction and Discharge of Indenture
      With certain exceptions, we will be discharged from our obligations under the indenture with respect to any series of indenture securities by

•	delivering all outstanding indenture securities (other than indenture securities to which specified conditions apply) to the trustee for cancellation and paying all other amounts payable by us under the indenture, or

•	paying the principal, premium, if any, interest, if any, and any other amounts payable by us under the indenture when

•	all outstanding indenture securities (other than indenture securities to which specified conditions apply) have become due and payable or will become due and payable within one year, or

•	for indenture securities redeemable at our option, such indenture securities are to be called for redemption within one year under arrangements satisfactory to the trustee.
      In addition to the requirements described above, we must also deliver an officers’ certificate and opinion of counsel to the trustee stating that all conditions precedent relating to the satisfaction and discharge of the indenture have been fulfilled. (Section 401)
Consolidation, Merger, Sale or Conveyance
      The indenture allows us to consolidate or merge with another corporation or sell, lease or convey all or substantially all of our assets to another corporation only if

•	we will be the surviving corporation, or the successor corporation is incorporated in the United States and assumes all of our obligations under the indenture securities and the indenture in a manner satisfactory to the trustee, and

•	no default exists immediately after the transaction. (Section 801)

Covenants
      We will describe any restrictive covenants for any series of debt securities, other than those described above under “— Ranking; Limitations on Mortgages and Liens,” in the prospectus supplement.
Absence of Event Risk Protections
      Unless we inform you otherwise in the prospectus supplement, the covenants contained in the indenture and the debt securities will not contain provisions permitting the holders of debt securities to require prepayment in the event of a change in control of us or our parent company, Cleco Corporation, or in the event we or Cleco Corporation enter into one or more highly leveraged or other transactions, regardless of whether a rating decline results therefrom, nor will any such events be deemed to be Events of Default under the terms of the indenture or the debt securities.
Form, Denomination and Registration; Book-Entry System
      Unless otherwise indicated in the prospectus supplement, the debt securities will be issued only in fully registered form, without coupons, in denominations of $1,000 or integral multiples of $1,000. (Section 302) You will not have to pay a service charge to transfer or exchange debt securities, but we may require you to pay taxes or other governmental charges for exchanges involving transfers under the terms of the indenture. (Section 305)
      Unless otherwise indicated in the prospectus supplement, each series of debt securities will be represented by one or more fully registered global notes deposited with, or on behalf of, The Depository Trust Company, as depositary. Unless and until it is exchanged in whole or in part for debt securities in certificated form, no global note may be transferred except as a whole by the depositary or by a nominee of the depositary.
      So long as the depositary or its nominee is the registered owner of a global note, the depositary or its nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global note for all purposes under the indenture. Except as provided below, beneficial owners of a global note representing debt securities will not be entitled to have the debt securities registered in their names, will not receive or be entitled to receive physical delivery of the debt securities in definitive form and will not be considered the registered holders of the debt securities under the indenture. Furthermore, no global note representing debt securities will be exchangeable or transferable. Accordingly, each beneficial owner must rely on the procedures of the depositary and, if that beneficial owner is not a “participant,” as described below, on the procedures of the participant through which the beneficial owner owns its interest, to exercise any rights of a holder under the indenture. We understand that under existing industry practices, if we were to request any action of holders or if an owner of a beneficial interest in a global note representing debt securities were to desire to take any action that a holder is entitled to take under the indenture,

•	the depositary would authorize the participants holding the relevant beneficial interests to give or take the desired action, and

•	the participants would authorize beneficial owners owning through the participants to give or take the desired action or would otherwise act upon the instructions of beneficial owners.
      Each global note will be exchangeable for debt securities in certificated form only if:

•	the depositary is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 60 days, or

•	we, in our sole discretion, determine that the global notes will be exchangeable for certificated notes.
      If one of the above events occurs, each global note will be exchangeable for debt securities in certificated form of like tenor and of an equal aggregate principal amount. The certificated debt securities will be registered in the name or names of the beneficial owners of the global note or global notes as the depositary instructs the trustee. It is expected that instructions may be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in global notes.
      The laws of some states may require that certain purchasers of securities take physical delivery of securities in definitive form. These laws may impair your ability to own, transfer or pledge beneficial interests in global notes.
      The following is based on information furnished by the depositary:
      The depositary will act as securities depositary for the debt securities. The debt securities will be issued as fully-registered securities registered in the name of Cede & Co., the depositary’s partnership nominee, or such other name as may be requested by an authorized representative of the depositary. One fully-registered global note will be issued for each issue of debt securities, each in the aggregate principal amount of the issue, and will be deposited with the depositary. If however, the aggregate principal amount of any issue exceeds $500 million, one global note will be issued with respect to each $500 million of principal amount, and an additional certificate will be issued with respect to any remaining principal amount of such issue.
      The depositary, the world’s largest securities depository, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The depositary holds and provides asset servicing for over 2.2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 100 countries that its “participants” deposit with the depositary. The depositary also facilitates the post-trade settlement among direct participants of sales and other securities transactions in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants of the depositary include U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.
      The depositary is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the depositary’s system is also available to others such as U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to the depositary and its participants are on file with the Securities and Exchange Commission.
      Purchases of debt securities under the depositary’s system must be made by or through direct participants, which will receive a credit for those debt securities on the depositary’s records. The ownership interest of each beneficial owner of each debt security represented by a global note is, in turn, to be recorded on the records of direct participants and indirect participants. Beneficial owners of debt securities will not receive written confirmation from the depositary of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which the beneficial owners entered into the transaction. Transfers of ownership interests in a global note representing debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners of a global note representing debt securities will not receive debt securities in certificated form representing their ownership interests in the debt securities, except in the event that use of the book-entry system for those debt securities is discontinued.
      To facilitate subsequent transfers, all global notes representing debt securities that are deposited with, or on behalf of, the depositary are registered in the name of the depositary’s nominee, Cede & Co., or such other name as may be requested by an authorized representative of the depositary. The deposit of global notes with or on behalf of the depositary and their registration in the name of Cede & Co., or such other nominee, do not effect change in beneficial ownership. The depositary has no knowledge of the actual beneficial owners of the global notes representing the debt securities. Instead, the depositary’s records reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.
      Conveyance of notices and other communications by the depositary to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.
      Neither the depositary nor Cede & Co. (nor any other depositary nominee) will consent or vote with respect to the global notes representing the debt securities, unless authorized by a direct participant in accordance with the depositary’s procedures. Under its usual procedures, the depositary mails an omnibus proxy to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the debt securities are credited on the applicable record date (identified in a listing attached to the omnibus proxy).
      We will make principal, premium, if any, and/or interest, if any, payments on the global notes representing the debt securities to Cede & Co., or such other nominee as may be requested by an authorized representative of the depositary. The depositary’s practice is to credit direct participants’ accounts upon the depositary’s receipt of funds and corresponding detail information from us or the trustee, on the payable date in accordance with their respective holdings shown on the depositary’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of the applicable participant and not of the depositary, the trustee, any agent or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and/or interest, if any, to Cede & Co. (or such other nominee as may be requested by an authorized representative of the depositary, if any) will be our responsibility and that of the trustee. Disbursement of such payments to direct participants will be the responsibility of the depositary, and disbursement of such payments to the beneficial owners will be the responsibility of direct participants and indirect participants.
      If applicable, redemption notices shall be sent to the depositary. If less than all of the debt securities within an issue are being redeemed, the depositary’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.
      A beneficial owner shall give notice of any option to elect to have its debt securities purchased or tendered, through its participant, to the trustee, and shall effect delivery of the applicable debt securities by causing the direct participant to transfer the participant’s interest in the global note representing the debt securities, on the depositary’s records, to the trustee. The requirement for physical delivery of debt securities in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the global note or global notes representing the debt securities are transferred by direct participants on the depositary’s records and followed by a book-entry credit of tendered debt securities to the trustee’s depositary account.
      The depositary may discontinue providing its services as securities depositary with respect to the debt securities at any time by giving reasonable notice to the trustee or us. In the event that a successor securities depositary is not obtained, debt securities in certificated form are required to be printed and delivered. Similarly, we may decide to discontinue use of the system of book-entry transfers through the depositary or a successor securities depositary. In that event, debt securities in certificated form will be printed and delivered.
      The information in this section concerning the depositary and the depositary’s system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Neither we, the trustee nor any underwriter, dealer or agent will have any responsibility for the performance by the depositary or its participants or indirect participants of their obligations.
Concerning the Trustee
      The Bank of New York Trust Company, N.A. is the trustee under the indenture. The trustee also may act as a depositary of funds for, make loans (subject to certain limitations) to, and perform other services for us in the normal course of business, including acting as trustee under other indentures of ours. The corporate trust office of the trustee is located at 10161 Centurion Parkway, Jacksonville, Florida 32256.
      The trustee generally will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders, unless the holders offer a reasonable indemnity to the trustee against any costs or liabilities the trustee might incur in compliance with such request. (Section 603) The holders of a majority of a series of indenture securities generally may direct the time, method and place of conducting any proceedings for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the indenture securities. (Section 512) The right of a holder to institute a proceeding under the indenture is subject to certain conditions, but each holder has an absolute right to receive payment of principal, premium, if any, and interest, if any, when due and to institute suit for the enforcement of payment of these amounts. This right is subject to certain limited exceptions in the case of interest. (Section 508) Within 90 days after a default with respect to any series of indenture securities, the trustee is required to give the holders notice of the default, unless the default has been cured or waived. The trustee may withhold this notice if it determines that it is in the best interest of the holders to do so, but the trustee may not withhold notice in this manner with respect to a default in the payment of principal, premium, if any, and/or interest, if any, or sinking fund installment on any indenture security. (Section 602)
      The trustee may resign from its duties with respect to the indenture at any time. We may remove the trustee in certain circumstances, and the holders of a majority of a series of indenture securities may remove the trustee with respect to that series. If the trustee resigns, is removed or becomes incapable of acting as trustee or a vacancy occurs in the office of the trustee for any reason, a successor trustee will be appointed in accordance with the provisions of the indenture. (Section 610)
      The indenture contains the provisions required by the Trust Indenture Act of 1939 with reference to the disqualification of the trustee if the trustee has or acquires any “conflicting interest,” as that term is defined in the indenture. (Section 608) In the event the trustee becomes a creditor of ours within four months prior to a default, or subsequent to such a default, the indenture also contains certain limitations on the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property held by it as security for such claim. (Section 613)

Plan of Distribution
      We may sell debt securities in and outside the United States:

•	directly to purchasers;

•	through an underwriter or underwriters,

•	through dealers,

•	through agents, or

•	through a combination of any of these methods.
      We will describe the terms of any offering of debt securities in the prospectus supplement, including:

•	the method of distribution,

•	the name or names of any underwriters, dealers or agents, and any managing underwriter or underwriters,

•	the purchase price of the debt securities and the proceeds we receive from the sale,

•	any underwriting discounts, agency fees or other form of underwriters’ compensation,

•	any discounts and concessions allowed, reallowed or paid to dealers or agents, and

•	the expected time of delivery of the offered debt securities.
      We may change the initial public offering price and any discount or concessions allowed or reallowed to dealers from time to time.
      If we use underwriters to sell our debt securities, the underwriting agreement will provide that the obligations of the underwriters are subject to certain conditions precedent and that the underwriters will be obligated to purchase all of the offered debt securities if any are purchased. In connection with the sale of debt securities, underwriters may receive compensation from us or from purchasers of debt securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell debt securities to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.
      If we use a dealer to sell debt securities, we will sell the debt securities to the dealer as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale. These dealers may be deemed underwriters, as such term is defined in the Securities Act of 1933, of the debt securities they offer and sell. If we elect to use a dealer to sell debt securities, we will provide the name of the dealer and the terms of the transaction in the prospectus supplement.
      Debt securities may also be offered and sold in connection with a remarketing upon their purchase, in accordance with a redemption or repayment by their terms or otherwise by one or more remarketing firms acting as principals for their own accounts or as our agents. We will identify any remarketing firm, the terms of any remarketing agreement and the compensation to be paid to a remarketing firm in the prospectus supplement. Remarketing firms may be deemed underwriters under the Securities Act of 1933.
      Underwriters, agents and dealers participating in the distribution of debt securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of debt securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.
      We may enter into agreements with the underwriters, agents, purchasers, dealers or remarketing firms who participate in the distribution of our debt securities that will require us to indemnify them against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that they or any person controlling them may be required to make for those liabilities. Underwriters, agents or dealers may be our customers. They may also engage in transactions with us or perform services for us or for our affiliates in the ordinary course of business.
      Each series of debt securities will be a new issue with no established trading market. We may elect to list any series of debt securities on an exchange. However, we are not obligated to do so. It is possible that one or more underwriters may make a market in a series of debt securities. However, they will not be obligated to do so and may discontinue market making at any time without notice. We cannot assure you that a liquid trading market for the debt securities will develop.
      In connection with an offering, the underwriters or agents may purchase and sell debt securities in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of bids or purchases for the purpose of preventing or retarding a decline in the market price of the debt securities. Syndicate short positions involve the sale by the underwriters or agents of a greater number of debt securities than they are required to purchase from us in the offering. The underwriters also may impose a penalty bid, in which selling concessions allowed to syndicate members or other broker dealers in respect of the debt securities sold in the offering for their account may be reclaimed by the syndicate if the debt securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the debt securities, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

Where You Can Find More Information
      We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any document we file with the Securities and Exchange Commission at the Securities and Exchange Commission’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain further information regarding the operation of the Securities and Exchange Commission’s Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our filings are also available to the public over the Internet at the Securities and Exchange Commission’s web site located at http://www.sec.gov and the web site of our parent company, Cleco Corporation, at http://www.cleco.com.
      The Securities and Exchange Commission allows us to “incorporate by reference” information we file with it into this prospectus. This means we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus, the related prospectus supplement or information that we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference into this prospectus our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on February 28, 2006 (File No. 1-05663) and our future filings with the Securities and Exchange Commission under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 (excluding information deemed to be furnished and not filed with the Securities and Exchange Commission) until the offering of the debt securities is completed.
      In addition, all documents filed by us pursuant to the Securities Exchange Act of 1934 (excluding information deemed to be furnished and not filed with the Securities and Exchange Commission) after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus.
      This prospectus is part of a registration statement we have filed with the Securities and Exchange Commission relating to the debt securities. As permitted by Securities and Exchange Commission rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits and schedules we file with the Securities and Exchange Commission. You should read the registration statement and the exhibits and schedules for more information about us and the debt securities. The registration statement, exhibits and schedules are also available at the Securities and Exchange Commission’s Public Reference Room or through its web site.
      You may also obtain a copy of our filings with the Securities and Exchange Commission at no cost by writing to or telephoning us at:
Cleco Power LLC
2030 Donahue Ferry Road
Pineville, Louisiana 71360-5226
Attn: Corporate Secretary
(318) 484-7400

Validity of Securities
      The validity of the debt securities will be passed upon for us by Baker Botts L.L.P., Houston, Texas. R. O’Neal Chadwick, Jr., our Senior Vice President and General Counsel, will pass upon all matters of Louisiana law in this connection. At February 1, 2006, Mr. Chadwick beneficially owned 23,434 shares of Cleco Corporation’s common stock (including shares held under employee benefit plans) and held options under incentive compensation plans, as of February 1, 2006, to purchase an additional 3,667 shares of Cleco Corporation’s common stock. None of such shares or options were issued or granted in connection with the offering of the securities offered by this prospectus. Any underwriters or agents will be advised about the validity of the debt securities by their own counsel, which counsel will be named in the applicable prospectus supplement.
Experts
      The financial statements of Cleco Power LLC incorporated in this prospectus by reference to the Annual Report on Form 10-K of Cleco Power LLC for the year ended December 31, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

PART II

Item 14.	Other Expenses of Issuance and Distribution.
      We estimate that expenses in connection with the offering described in this registration statement will be as follows:

Securities and Exchange Commission registration fee	$64,200*
Blue sky fees and expenses	$10,000
Fees and expenses of Trustees	$10,000
Fees and expenses of Trustees’ counsel	$10,000
Fees and expenses of Company counsel	$90,000
Public accountants’ fees and expenses	$20,000
Printing expenses	$5,000
Rating agency fees	$50,000
Miscellaneous expenses	$40,800

Total Expenses	$300,000

*	Actual; all other expenses are estimated.

Item 15.	Indemnification of Managers and Officers
      Article IV of our Articles of Organization and Section 7 of our Operating Agreement provide that the management of our company is vested in our managers.
      Section 1315A of the Louisiana Limited Liability Company Law (“LLLCL”) provides that, subject to specified limitations, the articles of organization or a written operating agreement of a limited liability company (“LLC”) may eliminate or limit the personal liability of a member or members, if management is reserved to the members, or a manager or managers, if management is vested in one or more managers, for monetary damages for breach of any duty provided for in Section 1314 of the LLLCL. Section 1314 of the LLLCL provides that a member, if management is reserved to the members, or a manager, if management is vested in one or more managers, shall be deemed to stand in a fiduciary relationship to the LLC and its members and shall discharge his duties in good faith, with the diligence, care, judgment and skill that an ordinary prudent person in a like position would exercise under similar circumstances. Section 1314 also provides that such a member or manager

•	is protected in discharging his duties in relying in good faith upon specified records, opinions and other information, unless he has knowledge that makes such reliance unwarranted;

•	will not be liable for any action taken on behalf of the LLC if he performed the duties of his office in compliance with Section 1314;

•	will not be personally liable to the LLC or its members for monetary damages unless he engaged in grossly negligent conduct or conduct that demonstrates a greater disregard of the duty of care than gross negligence; and

•	in making business judgments, fulfills his duty by making such judgments in good faith, if he does not have a conflict of interest with respect to the business judgment, is informed with respect to the subject of the business judgment to the extent the member or manager reasonably believes to be appropriate under the circumstances and rationally believes that the judgment is in the best interests of the LLC and its members.
      Section 1314 further provides that a person alleging a breach of the duty owed by a member or manager to an LLC has the burden of proving the alleged breach of duty, including the inapplicability of specified provisions of Section 1314 as to the fulfillment of the duty, and, in a damage action, the burden of proving that the breach was the legal cause of damage suffered by the LLC.
      Article V of our Articles of Organization provides that no member or manager will be personally liable for any monetary damages for breach of any duty provided for in Section 1314 of the LLLCL, except as otherwise provided in Section 1315B of the LLLCL. Under Section 1315B, no provision of an LLC’s articles of organization or operating agreement limiting or eliminating liability may limit or eliminate the liability of a member or manager for the amount of a financial benefit received by a member or manager to which he is not entitled or for an intentional violation of criminal law. Article V of our Articles of Organization also provides that if the LLLCL is amended to authorize any further elimination or limitation of the personal liability of our member or any manager, the liability of such member or managers will be eliminated or limited to the fullest extent provided by the LLLCL, as amended. Article V further provides that any repeal or modification of Article V will not adversely affect any right or protection of any member or any manager with respect to any events occurring prior to the time of the repeal or modification.
      Section 1315A of the LLLCL allows the articles of organization or a written operating agreement of an LLC to provide for the indemnification of a member or members, or a manager or managers, for judgments, settlements, penalties, fines or expenses incurred because he is or was a member or manager. Section 1315B provides that the indemnification provisions of Section 1315A may not limit or eliminate the liability of a member or manager for the amount of a financial benefit received by a member or manager to which he is not entitled or for an intentional violation of criminal law.
      Section 13 of our Operating Agreement provides that we will indemnify any person who was or is, or is threatened to be made, a party to or otherwise involved in any pending or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or other proceeding, whether civil, criminal, administrative or investigative (we refer to any such threatened, pending or completed proceeding as a “Proceeding”) by reason of the fact that he is or was one of our managers, officers, employees or agents or is or was serving at our request as a director, manager, officer, employee or agent of another business, foreign or nonprofit corporation, partnership, joint venture, trust, employee benefit plan or other enterprise (whether the basis of his involvement in such Proceeding is alleged action in an official capacity or in any other capacity while serving as such), to the fullest extent permitted by applicable law in effect from time to time, and to such greater extent as applicable law may from time to time permit, from and against expenses, including attorney’s fees, judgments, fines, amounts paid or to be paid in settlement, liability and loss, ERISA excise taxes, actually and reasonably incurred by him or on his behalf or suffered in connection with such Proceeding or any claim, issue or matter therein. However, subject to certain exceptions set forth in Section 13, we will indemnify any such person claiming indemnity in connection with a Proceeding initiated by such person only if such Proceeding was authorized by our board of managers.
      Section 13 of our Operating Agreement further provides that:

•	we will from time to time pay, in advance of final disposition, all Expenses (as defined in Section 13) incurred by or on behalf of any person claiming indemnity thereunder in respect of any Proceeding;

•	the right to indemnification provided therein is a contract right and no amendment, alteration or repeal of Section 13 will restrict the indemnification rights granted by Section 13 as to any person claiming indemnification with respect to acts, events and circumstances that occurred, in whole or in part, before such amendment, alteration or repeal;

•	any such indemnification may continue as to any person who has ceased to be a manager, officer, employee or agent and will inure to the benefit of the heirs, executors and legal representative of such person; and

•	the rights to indemnification and to receive advancement of Expenses contemplated by Section 13 are not exclusive of any other rights to which any person may at any time be otherwise entitled,

provided that such other indemnification may not apply to a person’s willful or intentional misconduct.

Section 13 also sets forth certain procedural and evidentiary standards applicable to the enforcement of a claim thereunder.
      Section 13 also provides that we:

•	may procure or maintain insurance or other similar arrangement, at our expense, to protect ourselves and any manager, officer, employee or agent of ours or any other corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss asserted against or incurred by such person, whether or not we would have the power to indemnify such person against such expense or liability; and

•	shall indemnify our managers and officers to the extent they are not covered by the insurance, whether or not such persons would otherwise be entitled to indemnification under Section 13, to the extent (i) of deductibles payable under such policies, (ii) of amounts exceeding payments required to be made by an insurer or (iii) that prior policies of manager’s and officer’s liability insurance would have provided for payment to such officer or manager (but no person will be entitled to indemnification for willful or intentional misconduct).

Item 16.	Exhibits.
      See Index to Exhibits beginning on page II-8.

Item 17.	Undertakings.
      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Securities and Exchange Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i) If the registrant is relying on Rule 430B:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii) If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to managers, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a manager, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such manager, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pineville, State of Louisiana, on March 30, 2006.

CLECO POWER LLC
(Registrant)

By:	/s/ Michael H. Madison

Michael H. Madison
Chief Executive Officer
      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kathleen F. Nolen, R. O’Neal Chadwick, Jr. and Keith D. Crump, and each of them severally, his or her true and lawful attorney or attorneys-in-fact and agent or agents, with full power to act with or without the other and will full power of substitution and resubstitution, to execute in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including pre-effective and post-effective amendments) to this Registration Statement and any registration statement for the same offering filed pursuant to Rule 462 under the Securities Act of 1933, as amended, and all instruments necessary or incidental thereto, to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority, to do and perform in the name and on behalf of the undersigned, in any and all capacities, each and every act and thing necessary or desirable to be done in and about the premises, to all intents and purposes and as fully as they might or could do in person, hereby ratifying, approving and confirming all that said attorneys-in-fact and agents or their substitutes may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Michael H. Madison Michael H. Madison	Chief Executive Officer and Manager (Principal Executive Officer)	March 30, 2006

/s/ Kathleen F. Nolen Kathleen F. Nolen	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	March 30, 2006

/s/ R. Russell Davis R. Russell Davis	Vice President and Chief Accounting Officer (Principal Accounting Officer)	March 30, 2006

/s/ Sherian G. Cadoria Sherian G. Cadoria	Manager	March 30, 2006

/s/ Richard B. Crowell Richard B. Crowell	Manager	March 30, 2006

Signature	Title	Date

/s/ J. Patrick Garrett J. Patrick Garrett	Manager	March 30, 2006

/s/ F. Ben James, Jr. F. Ben James, Jr.	Manager	March 30, 2006

/s/ Elton R. King Elton R. King	Manager	March 30, 2006

/s/ William L. Marks William L. Marks	Manager	March 30, 2006

/s/ Ray B. Nesbitt Ray B. Nesbitt	Manager	March 30, 2006

/s/ Robert T. Ratcliff, Sr. Robert T. Ratcliff, Sr.	Manager	March 30, 2006

/s/ William H. Walker, Jr. William H. Walker, Jr.	Manager	March 30, 2006

/s/ W. Larry Westbrook W. Larry Westbrook	Manager	March 30, 2006
      The Registrant reasonably believes that the security ratings to be assigned to the securities registered hereunder will make the securities “investment grade securities” pursuant to Transaction Requirement B.2 of Form S-3, prior to the sale of such securities.

INDEX TO EXHIBITS

SEC File or
		Registration	Registration	Exhibit
		Number	Statement or Report	Number

1*	Underwriting Agreement
2**	Joint Agreement of Merger of Cleco Utility Group Inc. with and into Cleco Power LLC dated December 15, 2000	333-52540	S-3/A (1/26/01)	2
3(a)**	Articles of Organization and Initial Report of the Company, dated December 11, 2000	333-52540	S-3/A (1/26/01)	3(a)
3(b)**	Operating Agreement of the Company (revised effective October 24, 2003)	1-5663	10-Q (11/6/03)	3(b)
4(a)(1)	Indenture dated as of October 1, 1988 between the Company and Bankers Trust Company, as Trustee
4(a)(2)**	First Supplemental Indenture, dated as of December 1, 2000, between Cleco Utility Group Inc. and The Bank of New York	333-52540	S-3/A (1/26/01)	4(a)(2)
4(a)(3)**	Second Supplemental Indenture, dated as of January 1, 2001, between Cleco Power LLC and The Bank of New York	333-52540	S-3/A (1/26/01)	4(a)(3)
4(a)(4)**	Third Supplemental Indenture, dated as of April 26, 2001, between Cleco Power LLC and the Bank of New York	1-5663	8-K (4/26/01)	4(a)
4(a)(5)**	Fourth Supplemental Indenture, dated as of February 1, 2002, between Cleco Power LLC and the Bank of New York	1-5663	8-K (2/06/02)	4.1
4(a)(6)**	Fifth Supplemental Indenture, dated as of May 1, 2002, between Cleco Power LLC and the Bank of New York	1-5663	8-K (5/8/02)	4.1
4(a)(7)**	Sixth Supplemental Indenture, dated as of April 28, 2003, between Cleco Power LLC and the Bank of New York	1-5663	8-K (4/28/03)	4.1
4(a)(8)**	Seventh Supplemental Indenture, dated as of July 6, 2005, between Cleco Power LLC and the Bank of New York Trust Company, N.A	1-5663	8-K (7/6/05)	4.1
4(a)(9)**	Eighth Supplemental Indenture, dated as of November 30, 2005, between Cleco Power LLC and the Bank of New York Trust Company, N.A	1-5663	8-K (11/28/05)	4.1
4(b)**	Agreement of Resignation, Appointment and Acceptance (appointing successor Trustee) dated as of April 1, 1996 by and among Central Louisiana Electric Company, Inc., Bankers Trust Company and The Bank of New York	333-02895	S-3 (4/29/96)	4(a)(2)
4(c)	Form of Note (included in Exhibit 4(a)(1))
5	Opinion of Baker Botts L.L.P.
12**	Statement of Computation of Ratio of Earnings to Fixed Charges for the twelve-month periods ended December 31, 2005, 2004, 2003, 2002 and 2001	1-5663	10-K (2/28/06)	12(b)

SEC File or
		Registration	Registration	Exhibit
		Number	Statement or Report	Number

23(a)	Consent of PricewaterhouseCoopers LLP
23(b)	Consent of Baker Botts L.L.P. (included in the opinion filed as Exhibit 5)
24	Power of Attorney (included on pages II-6 and II-7 of this registration statement)
25	Statement of Eligibility on Form T-1 of the Bank of New York Trust Company, N.A., as Trustee under the Indenture

*	To be filed by amendment or by a report on Form 8-K pursuant to Regulation S-K, Item 601(b).

**	Incorporated herein by reference as indicated.